NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES

CHANGE TO SENIOR MANAGEMENT

Calgary, AB – January 9, 2009 (TSX – PMT.UN) Paramount Energy Trust (“PET” or the “Trust”) announces that Mr. Tim Granger, Vice President, Asset Optimization and Chief Operating Officer, has resigned effective January 13, 2009 in order to assume the position of President and Chief Executive Officer at an intermediate oil and gas company. PET would like to take this opportunity to thank Mr. Granger for his contribution over the past several months and wish him well in his future endeavours.

PET is a natural gas-focused Canadian energy trust. PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively. Further information with respect to PET can be found on its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW, Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor